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                                                                     EXHIBIT 77H

For RiverSource Disciplined Small Cap Value Fund:

During the fiscal year ended July 31, 2010, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Income Builder funds and Columbia Management Investment Advisers, LLC, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.